UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No. 1)*

StemCells, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

85857R105
(CUSIP Number)

     Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New York, New York 10176 Tel: (212) 986-6000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2000
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  (Page 1 of 5)



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Page 5 of 1



1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Millennium Partners, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [ ]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  2,196,496

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  2,196,496

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,196,496

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [x]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  9.99%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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          This  statement is filed pursuant to Rule 13d-2(b) with respect to the shares of common stock (the "Common Stock") of StemCells, Inc. (the "Issuer") beneficially owned by Millennium Partners, L.P. as of February 22, 2001 and amends and supplements the Schedule 13G dated September 11, 2000 (the "Schedule 13G") previously filed by the reporting person in connection with its beneficial ownership of shares of Common Stock. Except as set forth herein, the Schedule 13G is unmodified.

Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)      Amount beneficially owned:

                   Subject to the Ownership Limitation (defined below), the reporting person owns or has the right to acquire a total of 2,260,993 shares of Common Stock, which includes: (i) 1,163,435 shares of Common Stock held outright; (ii) 101,587 shares of Common Stock currently issuable to the reporting person upon the exercise of warrants issued to it by the Company on August 3, 2000; (iii) 19,900 shares of Common Stock currently issuable to the reporting person upon the exercise of warrants issued to it by the Issuer on August 30, 2000; (iv) 461,894 of Common Stock currently issuable to the reporting person upon exercise of an option issued to the reporting person on August 3, 2000 to purchase up to $2 million of Common Stock based upon the market price of the Common Stock at the time of the exercise (as further described below) (the "Option"); (v) 50,808 shares of Common Stock issuable to the reporting person upon the exercise of warrants issuable to it by the Issuer upon the reporting person's exercise of the Option; and (vi) 463,369 shares of Common Stock issuable to the reporting person upon exercise of an adjustment warrant issued to it by the Issuer.

                   In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, because the number of shares of Common Stock into which the reporting person's warrants, adjustment warrants and option are convertible or exercisable, as applicable, are limited, pursuant to the terms of such instruments, to that number of shares of Common Stock which would result in the reporting person having aggregate beneficial ownership of 9.99% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation"), the reporting person disclaims beneficial ownership of any and all shares of Common Stock that would cause the reporting person's aggregate beneficial ownership to exceed the Ownership Limitation.

                   Therefore, in accordance with the Ownership Limitation, the reporting person, based upon 20,953,887 shares of common stock outstanding, beneficially owns an aggregate of 2,196,496 shares of Common Stock, and disclaims beneficial ownership of 64,497 shares of Common Stock.

                   The Ownership Limitation

          (b)      Percent of class:

                   9.99% (based 20,953,887 shares of Common Stock outstanding as reported in the Issuer's Amended Registration Statement on Form S-1 dated January 31, 2001)

          (c)      Number of shares as to which such person has:

                   (i) Sole power to vote or to direct the vote:

                        2,196,496 shares of Common Stock.

                   (ii) Shared power to vote or to direct the vote

                        0

                   (iii) Sole power to dispose or to direct the disposition of

                        2,196,496 shares of Common Stock.

                  (iv) Shared power to dispose or to direct the disposition of

                        0

Item 10.  Certification.

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




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                                   SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 23, 2001

                           MILLENNIUM PARTNERS, L.P.


                           By: /s/ Terry Feeney
                                    Terry Feeney
                                    Chief Administrative Officer